UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓            Form 40-F _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____         No   ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

2003 RESULTS ANNOUNCEMENT
FINANCIAL HIGHLIGHTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
Incorporated in Bermuda with limited liability
(Stock Code: 1045)

2003 RESULTS ANNOUNCEMENT

CHAIRMAN’S STATEMENT

The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) in respect of the financial year ended 31 December 2003, which had been prepared in accordance with the accounting principles generally accepted in Hong Kong.

RESULTS

For the financial year ended 31 December 2003, the Group’s turnover and consolidated net loss attributable to shareholders amounted to HK$302,241,000 (2002: HK$351,425,000) and HK$224,718,000 (2002: profit of HK$24,435,000) respectively. Basic loss per share was HK54.43 cents (2002: earnings of HK5.92 cents).

DIVIDENDS

In view of future business development needs, the Board does not recommend any payment of final dividend for the financial year ended 31 December 2003 (2002: Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

The Group’s three in-orbit satellites, together with their corresponding telemetry, tracking and control systems, have been operating under normal condition. Though the external economic environment has started to pick up in the second half of 2003, the transponder market has remained highly competitive and demand for transponders in the Asia Pacific region still rather weak. All these factors, coupled with the transitional stage of APSTAR I and APSTAR IA, have exerted substantial pressure on the utilization rates of the satellites. As of 31 December 2003, the utilization rates of APSTAR I, APSTAR IA and APSTAR IIR stood at 53.9%, 60.7%, and 100%, respectively.

APSTAR V

APSTAR V, which is a high power satellite with 38 C-band and 16 Ku-band transponders supplied by Space Systems/Loral Inc. (“SS/L”), is a replacement satellite for APSTAR I. The total investment in APSTAR V is approximately US$230 million. Under the Term Sheet, entered into on 20 September 2002 between APT Satellite Company Limited (“APT HK”), a wholly-owned subsidiary of the Group and Loral Orion, Inc. (“Loral Orion”), a wholly-owned subsidiary of Loral Space and Communications Limited (“Loral Group”), Loral Orion agreed to participate in the development of APSTAR V by investing up to 50% of the total investment amount for the project, correspondingly reducing the financial and business risks to the Company.

On 15 July 2003, Loral Group had filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code as a means to ensure its fulfillment of transactions with its customers and because of the failure of SS/L in obtaining the export license for the transferring of the title of APSTAR V in time for launching in mid November 2003. APT HK entered into a Satellite Procurement Amendment Agreement, a Satellite Transponder Agreement and a Satellite Agreement (collectively the “Definitive Agreements”) with SS/L and Loral Orion on 26 August 2003. Under the Definitive Agreements, APT HK will obtain an irrevocable leasehold interest (“leasehold interest”) in its transponders for the purpose of minimizing any further delay in the launch of the satellite and allow APSTAR V to be put into commercial operation avoiding the export license difficulty. APT HK will have an irrevocable lease of forty-one and one-half (41 and 1/2) transponders and the lease term will last until the end of operational life of APSTAR V. Under the Definitive Agreements, APT HK will release the leasehold interest of twelve and one-half (12 and 1/2) transponders to Loral Orion in stages over a five years period from the in-service date of APSTAR V subject to payment of installments by Loral Orion to APT HK. This will result in the APT HK having 29 transponders (Loral Orion will have 25 transponders). Details of the transactions had been set out in a press announcement dated 26 August 2003 and in a circular to the shareholders. Under the leasehold arrangement, Loral Orion has committed that it would continue to pursue for the necessary export license for title transfer of APSTAR V. The Definitive Agreements were approved by the United States Bankruptcy Court on 28 October 2003. The Directors consider that entering into the Definitive Agreements will allow for the timely replacement of APSTAR I so that satellite transponder services of the Group can be enhanced. The Definitive Agreements will not adversely impact the business and future plans of the Group because the leasehold interests under the Definitive Agreements will allow APT HK to carry on its business in a normal commercial practice of leasing its transponders capacities to any third parties.

Owing to the failure by SS/L in achieving Congressional Notification in October 2003 in time for the State Department of the Government of the United States to approve the launch of APSTAR V, the launch window for APSTAR V under the Launch Agreement has been missed. The delay in obtaining the Export License has led to the postponement in the launch of APSTAR V. As a result, APT HK entered into a Settlement Agreement and the Amended Launch Agreement with Loral Orion, SS/L and Sea Launch Limited Partnership (“Sea Launch”) on 16 November 2003. The Settlement Agreement makes certain amendments to the Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement, the Satellite Agreement and the Launch Agreement, which mainly include (i) a postponement in the launch date of APSTAR V to 28 April 2004 (later on, due to the partial failure of deployment of north solar array of Estrela do Sul, a SS/L-made satellite that was launched by Sea Launch in January 2004, the launch date of APSTAR V was further postponed to 26 June 2004); and (ii) for Loral Orion to take an additional 4.5 transponders as Initial Loral Orion Transponders, which are in aggregate 17 transponders to be taken up upon the completion of in-orbit test of APSTAR V, resulting in Loral Orion assuming the payment of US$20,398,950 that would otherwise to be paid by APT HK for the construction, launch and insurance of APSTAR V. Such payment will significantly reduce the cash-flow pressure of APT HK. The total number of 25 transponders of APSTAR V to be taken up by Loral Orion will remain unchanged.

The Settlement Agreement and the Amended Launch Agreement were approved by the United States Bankruptcy Court on 4 December 2003 and the Export License of APSTAR V was issued by the United States government on 25 November 2003 in order for the satellite to be launched by Sea Launch.

APSTAR VI

APSTAR VI, a high power satellite with 38 C-band and 12 Ku-band transponders constructed by Alcatel Space, is a replacement satellite for APSTAR IA which is due to expire at the end of 2006. The construction progress of APSTAR VI has gone as planned to date. The Critical Design Review of the satellite, Telemetry, Tracking and Control System and Baseband System were completed in early July 2003. The AIT Sequence (Assembly, Integration and Test) has commenced in mid December 2003 and the satellite is scheduled to be delivered in the 4th quarter of 2004.

APSTAR VI will be launched on board Long March 3B launch vehicle and the implementation of the launch service contract of APSTAR VI was on course. The satellite supplier has conducted a number of discussions on the technology related to the interface between satellite and launch vehicle, as well as the joint operation arrangement relating to the satellite and the launch vehicle at the launch site. Preparation for the launch has been in active progress.

SATELLITE TV BROADCASTING PLATFORM

APT Satellite TV Development Limited (“APT TV”), a wholly-owned subsidiary of the Company has established a satellite TV uplink and broadcasting services platform for the provision of broadcasting services under the Satellite TV Broadcasting License of Hong Kong Special Administrative Region. APT TV has signed an agreement with TOM Digital Media Centre Limited (“TOM”) for the provision of 24-hour satellite TV broadcasting and uplink services to TOM’s TV Channel – CETV which has officially started on 1 January 2004.

TELECOMMUNICATIONS SERVICES

Owing to the continued depression of telecommunication services and oversupply of submarine cable capacities, APT Satellite Telecommunications Limited (“APT Telecom”), a jointly controlled entity owned by the Group and SingaSat Private Limited on 55:45 basis, was re-organised on 10 September 2003. Pursuant to the reorganisation, APT Telecom transferred the cable network services business and related assets to the group of Singapore Telecommunications Limited for cash consideration of HK$5,560,000, while the satellite-based fixed carrier business such as VSAT, wholesales voice services, as well as the related telecommunications license, were transferred to the Group for a cash consideration of HK$6,800,000. After the reorganisation, APT Telecom will only hold the property and assets located in the Telepark in the Tai Po Industrial Estate for the continuity of the Group’s telecommunications services. Details of the reorganisation have been set out in a press announcement on 10 September 2003. The transaction was completed on 10 October 2003 and a wholly owned subsidiary of the Group, APT Telecom Services Limited, would hold the Fixed Carrier License for the provision of satellite–based external telecommunications services. An impairment loss on fixed assets of APT Telecom of approximately HK$89,018,000 was made in the first half of 2003, including cables and satellite-based telecommunications equipment and property, out of which an amount of approximately HK$48,960,000 was attributed to the Group.

BUSINESS PROSPECTS

Looking ahead to the year of 2004, it is envisaged that the broadcasting and telecommunication businesses in the Asia Pacific region will grow slowly. The transponder service market will still be highly competitive due to supply over demand situation. The coming year will still be a challenging one. Nevertheless, the Directors consider the successful launch of APSTAR V will boost the Group’s competitive edges in the transponder services market.

DEVELOPMENT OF APSTAR V AND APSTAR VI

The Group will continue to closely monitor the launch preparation of APSTAR V, with the goal of ensuring that APSTAR V will be launched successfully as planned. The risks of the launch will be strictly controlled to safeguard the Group’s interests and business. Upon the completion of in-orbit test, the Group will take every effort to transfer all the existing customers of APSTAR I to APSTAR V.

The construction of APSTAR VI will also be closely monitored for the smooth replacement of APSTAR IA in accordance with its plan.

The Group will continue to maintain a prudent treasury policy. By making necessary provisions in asset impairment in 2003, the capital and asset structure of the Group has been streamlined and rationalised laying a solid foundation for future strategic development of the Group.

Amid the slow recovery of economy in the region, the Group will leverage on the additional and high power transponder capacities from APSTAR V and APSTAR VI to pursue for business expansion and enterprise value growth and will continue to consolidate its core business and to further develop new satellite-related businesses prudently for business expansion.

FINANCIAL REVIEW

The Group continues to maintain a prudent treasury policy with an aim of ensuring a sound financial position for accommodating the needs of committed satellite projects.

The Group recorded a loss attributable to shareholders of HK$224,718,000 for the year ended 31 December 2003. Loss before impairment loss and the Group’s share of impairment loss of a jointly controlled entity was HK$46,660,000. The loss was due primarily to the weakening of demand for transponders in the Asia-Pacific region and intense market competition continued to exert downward pressure on the utilization rates of transponders, leading to a further decrease in revenues. Turnover for the year ended 31 December 2003 was HK$302,241,000, a decrease of HK$49,184,000, as compared to the year ended 31 December 2002.

During the year, the Group’s capital expenditure incurred for the construction, launching, launch insurance of APSTAR V and APSTAR VI together with other fixed assets amounted to HK$763,000,000 (2002: HK$1,091,000,000) that was paid by internally generated cash flow and bank loans. The Group obtained a confirmation letter from the lenders with regard to the launch delay of APSTAR V. In accordance with the secured term loan facilities agreement (“Bank Loan”) entered in December 2002, the availability period for the facility with respect to APSTAR V expired at year-end 2003, and the aggregate loan facility was reduced accordingly to HK$1,287,000,000 (US$165,000,000). Pursuant to the confirmation letter, the loan repayment date of the first installment for the facility with respect to APSTAR V was extended. In addition, certain financial covenants were amended. As at 31 December 2003, the aggregate amount drawn under the Bank Loan was HK$702,000,000 (US$90,000,000), and the remaining available balance of the Bank Loan amounted to HK$585,000,000 (US$75,000,000). Interest was computed at the London Inter-Bank Offering Rate plus a margin. The construction, launching and related equipment contracts relating to satellites under construction and their related insurance claims proceeds, all present and future transponder lease agreements relating to the satellites under construction and certain bank accounts were pledged to secure Bank Loan by the Group.

As at 31 December 2003, the Group has approximately HK$547,000,000 (2002: HK$826,000,000) free cash. Together with cash flow generated from operations and the remaining available balance of the Bank Loan, the Group could cope with the needs to invest in future satellite and telecommunications projects for further business development.

As at 31 December 2003, the Group’s total liabilities were HK$1,047,000,000, an increase of HK$183,000,000 as compared to 2002, which was mainly due to the Group has drawn down HK$538,200,000 (2002: HK$163,800,000) from the Bank Loan. This resulted in a rise of the gearing ratio (total liabilities/total assets) to 32% (2002: 26%), representing a 6% increase as compared to 2002. Certain of the Group’s banking facilities were secured by the Group’s properties with aggregate carrying value of approximately HK$5,004,000 (2002: HK$5,120,000).

As at 31 December 2003, the Group’s total assets was HK$3,305,000,000 (2002: HK$3,339,000,000). To streamline the Group’s asset and on the principle of prudent financial management, the Group has reviewed the recoverable amount of the assets at the year end of 2003 in accordance with the accepted accounting principles. Since APSTAR I and APSTAR IA would be replaced prior to its operational life, a provision of impairment on certain fixed assets of approximately HK$129,098,000 (2002: HK$ 5,218,000) was made. Such structural adjustment will strengthen the Group’s future development in the long run.

For the year ended 31 December 2003, the Group made no hedging arrangement in respect of exchange rate fluctuation as majority of its business transactions was settled in United States dollars. The Group would consider the fluctuation risk of the floating interest rate of loans and would take appropriate measure in due course to hedge against interest rate fluctuation.

During the year, APT Telecom, a jointly controlled entity under the Group, completed its reorganisation, whereby the non-cable based assets and telecommunications service business, as well as the related telecommunications license, were transferred to the Group. As at 31 December 2003, the Group’s share of loss of jointly controlled entities was HK$64,833,000 (share of loss in 2002: HK$10,624,000), out of which an impairment loss of HK$48,960,000 of APT Telecom was attributed to the Group.

CONTINGENT LIABILITIES

Details of contingent liabilities of the Group are set out in Note 8 of the Financial Highlights.

HUMAN RESOURCES

As at 31 December 2003, the Group had 157 employees. With regard to the human resources policy, the Group remunerates its employees in accordance with their respective responsibilities and current market trends. On 19 June 2001, the Company first granted share options under the share option scheme adopted at the annual general meeting on 22 May 2001 (“Scheme 2001”) to its employees including executive directors. On 22 May 2002, the Group adopted a new share option scheme (“Scheme 2002”) at the annual general meeting to comply with the requirements of the Listing Rules. Share options granted in accordance with Scheme 2001 shall however remain valid until its expiry. To date, there are no share options granted under Scheme 2002.

CONCLUSION

The Company believes that the economic environment will not improve significantly in the coming year owing to uncertain elements affecting the Asia Pacific region and competition in the transponder market will grow increasingly intense. In the face of such an unfavorable operating environment, the Group believes that it is important to work towards a smooth launch of both APSTAR V and APSTAR VI in order to complete the replacement of the APT satellites. The Group plans to leverage its additional transponder capacities to boost its competitive edge, while at the same time develop new satellite broadcasting and telecommunications businesses, with a view to maintaining business growth. The Group will continue to maintain a prudent treasury policy and will endeavor to enhance internal control as a means to strengthen the corporate governance and to boost enterprise value.

NOTE OF APPRECIATION

On behalf of all shareholders and the Board, I would like to thank all the customers of the Group for their support, and to express our sincere appreciation to all staff members of the Group for their contribution during the year.

Liu Ji Yuan
Chairman
Singapore, 13 April 2004

FINANCIAL HIGHLIGHTS

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003

	NOTE	2003	2002
		HK$’000	HK$’000
Turnover	2	302,241	351,425
Cost of services		(280,319)	(275,717)

		21,922	75,708
Write-back of provision on regulatory matters		—	47,212
Other operating income		33,039	25,115
Gain on partial disposal of an associate		12	—
Administrative expenses		(74,892)	(69,886)
Deficit arising on revaluation of investment property		(70)	(70)
Impairment loss recognised in respect of property, plant and equipment	3	(129,098)	(5,218)
Impairment loss recognised in respect of goodwill arising on acquisition of interest in a subsidiary		—	(3,376)

(Loss)/profit from operations		(149,087)	69,485
Finance costs	4	—	—
Share of results of jointly controlled entities		(64,833)	(10,624)

(Loss)/profit from ordinary activities before taxation	5	(213,920)	58,861
Income tax	6	(11,721)	(36,814)

(Loss)/profit from ordinary activities after taxation		(225,641)	22,047
Minority interests		923	2,388

(Loss)/profit attributable to shareholders		(224,718)	24,435

(Loss)/earnings per share	7
— Basic		(54.43 cents)	5.92 cents

— Diluted		(54.43 cents)	5.92 cents

Notes:

1.	CHANGE IN ACCOUNTING POLICY

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the Hong Kong Society of Accountants, the Group adopted a new policy for deferred tax. The effect of this change in accounting policy is not material and, therefore, the opening balances have not been restated.

2.	SEGMENTAL REPORTING

The Group only has one business segment, namely the maintenance, operation and leasing of satellite telecommunication systems.

The Group’s geographical segment analysis of turnover and contribution to (loss)/profit from operations by location of customers, is as follows:

			Contribution
			to (loss) /profit
	Turnover		from operations
	2003	2002	2003	2002
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	25,082	47,178	1,819	10,164
Other regions in the PRC	225,786	254,901	16,377	54,914
Others	51,373	49,346	3,726	10,630

	302,241	351,425	21,922	75,708

Other operating income			33,051	72,327
Impairment loss on property, plant and equipment			(129,098)	(5,218)
Unallocated corporate expenses			(74,962)	(73,332)

(Loss)/profit from operations			(149,087)	69,485

3.	IMPAIRMENT LOSS RECOGNISED IN RESPECT OF PROPERTY, PLANT AND EQUIPMENT

During the year, the directors of the Group conducted a review of the Group’s property, plant and equipment and determined that certain communication satellites were impaired as the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, an impairment loss of HK$129,098,000 in respect of communication satellites (2002: HK$5,218,000 in respect of land and buildings) has been recognised and charged to the income statement.

4.	FINANCE COSTS

	2003	2002
	HK$’000	HK$’000
Interest on bank borrowings wholly repayable within five years	6,553	117
Other borrowing costs	1,162	2,125
Less: Amount capitalized into construction in progress	(7,715)	(2,242)

	—	—

Borrowing costs capitalized during the year arose on bank loans borrowed for the purpose of financing the construction and launching of satellites.

5.	(LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

	2003	2002
	HK$’000	HK$’000
Depreciation	236,322	233,971

6.	INCOME TAX

	2003	2002
	HK$’000	HK$’000
Current tax – Provision for Hong Kong Profits Tax	114,487	7,744
Current tax – Overseas
Tax for the year	20,247	23,551
Under-provision in respect of prior years	—	3,731

	134,734	35,026

Deferred tax
Origination and reversal of temporary differences	(134,775)	1,788
Effect of increase in tax rate on deferred tax balance at 1 January	11,762	—

	(123,013)	1,788

	11,721	36,814

7.	(LOSS)/EARNINGS PER SHARE

(a)	Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the loss attributable to shareholders of HK$(224,718,000) (2002: profit of HK$24,435,000) and the weighted average of 412,892,000 ordinary shares (2002: 412,675,000 shares) in issue during the year ended 31 December 2003.

(b)	Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is the same as the basic (loss)/earnings per share as there were no dilutive potential ordinary shares in existence during the years 2003 and 2002.

8.	CONTINGENT LIABILITIES

(i)	In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder lease income derived from the overseas lessees. From 1999, overseas withholding tax has been charged on certain transponder lease income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant transponder lease income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864,000.

(ii)	The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilised by the subsidiary at 31 December 2003 amounted to HK$702,000,000 (2002: HK$163,800,000).

(iii)	The Hong Kong Profits Tax returns of a subsidiary of the Company for the years of assessment 1999/2000 and 2000/2001 are currently under dispute with the Hong Kong Inland Revenue Department (“IRD”). This subsidiary recognised a gain of HK$389,744,000 in 1999 in relation to the transfer of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. This subsidiary has claimed the gain as a non-taxable capital gain in its 1999/2000 Profits Tax return. The non-taxable claim is under review by the IRD which has proposed to treat the proceeds received as taxable income to this subsidiary with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR.

Having taken into consideration an independent professional advice, the Company believes it has a reasonable likelihood of success in defending its position that the gain derived from the abovementioned transaction should be treated as non-taxable. Accordingly, no provision for additional taxation is required. In the event that the Company is unsuccessful in the capital gains claim, the estimated tax exposure is HK$56,000,000.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The audited financial report of the Group for the year ended 31 December 2003 had been reviewed by the Company’s audit committee in its meeting on 29 March 2004. The audit committee is comprised of two members – Mr. Yuen Pak Yiu, Philip and Mr. Guocang Huan – both of whom are independent non-executive directors.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) throughout the accounting period covered by the annual report, except that non-executive Directors of the Company are not appointed for specific terms but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-Laws of the Company.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE

A detailed annual results containing the information required by paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2004.

APT Satellite Holdings Limited
By	/s/ Chen Zhaobin
Chen Zhaobin
Executive Director and President